UNITED STATES
	               SECURITIES AND EXCHANGE COMMISSION
	                     Washington, D.C. 20549

	                          Schedule 13D
	                         (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)
	                       (Amendment No. 14)*

	                     USLIFE Income Fund, Inc.
                              (Name of Issuer)

                                Common Stock
                     (Title of Class of Securities)

                                 917324105
                              (CUSIP Number)

                          Stephen C. Miller, Esq.
                        Krassa, Madsen & Miller, LLC
                        1680 38th Street, Suite 800
                          Boulder, Colorado  80301
                              (303) 442-2156
        (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                            December 11, 2001
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 917324105
-------------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
-------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
-------------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
-------------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,166,400
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,166,400
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,166,400
-------------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	   20.59%
-------------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		   OO
-------------------------------------------------------------------------------






-------------------------------------------------------------------------------
CUSIP No. 917324105
-------------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
-------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)
-------------------------------------------------------------------------------

3.	SEC Use Only
-------------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
-------------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
-------------------------------------------------------------------------------

Number of		7.	Sole Voting Power		            0
Shares Bene-
ficially 		8.	Shares Voting Power	            0
Owned by Each
Reporting		9.	Sole Dispositive Power	            0
Person With
			10.	Shared Dispositive Power 	      0
-------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	  0
-------------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
-------------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
-------------------------------------------------------------------------------





               Amendment No. 14 to Statement on Schedule 13D

      This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), of USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $48,859.85. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	At the Company's annual meeting on October 30, 2001, the Company's proposal to approve the advisory contract with The Variable Annuity Life Insurance Company ("VALIC") was defeated by shareholders. As a result, five directors of the Company resigned and the Company scheduled a Special Meeting of shareholders for January 23, 2002 for the purpose of voting on nominees of the Trust to fill the five vacancies. On December 11, 2001, the Trust filed a definitive proxy statement with the SEC, indicating that the Trust will solicit proxies for the election of Alfred G. Aldridge, Richard
I. Barr, Susan Ciciora, Joel W. Looney, and Stephen C. Miller at the Special Meeting. The Trust's definitive proxy statement is attached hereto as Exhibit 16 and incorporated by this reference. As indicated in the Company's information statement filed with the SEC on December 11, 2001, the Company's Board of Directors will not nominate directors or solicit proxies in opposition to the Trust's proposed nominees, and if the Trust's five nominees are elected at the Special Meeting of Shareholders, the three remaining Directors intend to immediately resign from the Board and VALIC intends to immediately resign as the Company's investment adviser. The Trust, Stewart Horejsi and Boulder Investment Advisers, L.L.C. have signed a mutual release of claims with each of the Fund's directors (including the five directors who have resigned), which release will terminate if the Trust's nominees are not elected or if the current directors do not resign after the election of the Trust's nominees.

	As a result of the shareholders' rejection of the Company's proposal to retain VALIC as the Company's investment advisor, the Company's current advisory contract with VALIC will terminate no later than January 25, 2002. If the Trust's nominees are elected to the Board, the Trust intends to propose that Boulder Investment Advisers, L.L.C. and Stewart Investment Advisers, the current adviser and sub-adviser to the Boulder Total Return Fund, Inc., be appointed as investment advisers to the Company. Stewart Horejsi, an investment consultant to the Trust, is also the portfolio manager for Boulder Investment Advisers, L.L.C. and Stewart Investment Advisers.

	The Trust may consider recommending to the Company's Board of Directors a change in the Company's investment policies that would permit the Company to invest in equity securities in addition to debt securities.


Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

		(a)	The Trust is the direct beneficial owner of 1,166,400
Shares, or approximately 20.59% of the 5,663,892 Shares outstanding as of December 10, 2001, according to information contained in the Company's information statement filed with the SEC on December 11, 2001. By virtue of the relationships reported in this statement, Mr.
Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c) The table below sets forth purchases of the Shares by the Trust since October 26, 2001. Such purchases were effected by the Trust on the New York Stock Exchange.




      Date          Amount of Shares            Approximate Price
                                                     Per Share
                                            (exclusive of commissions)

    10/26/01              4,100                       $8.000
    10/30/01              1,000                       $8.000
    10/31/01              1,000                       $8.000


Item 7.	Material to be filed as Exhibits

	Exhibit 16:	Definitive Proxy Statement filed by
the Ernest Horejsi Trust No. 1B, incorporated herein by reference to the Trust's filing with the SEC on December 11, 2001.



                              Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2001


                                            /s/ Stewart R. Horejsi

                                            Stewart R. Horejsi



                                           /s/ Stephen C. Miller

                                           Stephen C. Miller, as Vice
                                           President of Badlands Trust
                                           Company, trustee of the Ernest
                                           Horejsi Trust No. 1B